From: Charles Davidson
Sent: Monday, August 04, 2008 1:23 PM
To: Micki Hidayatallah
Cc: Victor Perez; Jeff Freedman
Subject: ALY/Bronco
Dear Mr. Hidayatallah, I am Charles Davidson, Chairman of Wexford. Today, you had a conference call regarding your quarterly financial numbers in which you commented on the proposed merger with Bronco Drilling (BRNC). Since Wexford was mentioned several times in your call, I presume you are aware of us.
On July 30th, Wexford filed a 13D where we indicated the reasons for why we would vote against the merger of BRNC and Allis Chalmers Energy (ALY). Wexford simply thinks BRNC shareholders are better off owning BRNC directly than owning ALY shares after a merger of ALY and BRNC. We provided detailed analysis of why we think the value of BRNC would indicate a much higher price. We also pointed out the most recent accepted bid for another drilling company was Saxon, which apparently was valued at about twice our proposed consideration of BRNC.
To date neither BRNC nor ALY have chosen to respond to Wexford’s 7/30/08 detailed analysis other than your reference to Wexford on today’s conference call and your statement about “crystal balls”. On the call, my two analysts who were listening were simultaneously disconnected. I guess your logic is so compelling that you need to make sure we can’t ask any questions. I had a number of questions to ask, but obviously we couldn’t since you disconnected Wexford, something the conference call operator said management can do at any time. I might add, since you propose we get a considerable amount of ALY stock, in fact more than you own, that is an odd way to treat a major shareholder. That said, I will ask you the questions I would have liked to do on the call in this e-mail.
If you think so strongly that our analysis is wrong, why don’t you respond in detail to its failings? If you think our 2009 estimate for EBITDA is wrong as you mentioned on the call, what do you think it is? We estimated 2009 standalone EBITDA for BRNC at $150mm plus Challenger, yet neither Johnson Rice advisor to Bronco or RBC advisor to ALY ever mention BRNC’s 2009 standalone projected EBITDA. Why is this most important number not even in your joint merger proxy? I think it is not in the July 10th proxy because it is a bad fact for you.
With all due respect, isn’t it inappropriate for the buyer, in this case ALY, to be “advising” the seller on what to do? Don’t you have an obvious conflict of interest? Judging by how hard you are fighting, you must be thinking this is a good deal for ALY shareholders. That is ok for ALY shareholders, but I am a BRNC shareholder, and the BRNC shareholders have a final right to vote on this deal.

It is great for you that management and the directors of BRNC like your deal, but after all, they own virtually no stock and some are receiving significant cash payments upon closing. Where is your shareholder support for this deal? You have received letters from a 6% shareholder and a 23% shareholder this year opposing your deal, where is your support? If it is such a great deal, shouldn’t someone other than ALY and BRNC’s conflicted advisors support it?
On today’s call, reading from the transcript I saw you referred to the Middle East as an area for future growth. I am in favor of doing business in the Middle East as historically it is a big potential market. However, I am also aware of the geopolitical realities of the region and would be careful to stay within the letter of the law. I am troubled by a recent June 13th Bloomberg article in which you indicated you want to do business with Iran. I am not a lawyer, but I thought doing business with Iran was illegal for US Company. I thought if you did do business with Iran you would be subject to potential criminal prosecution. If you intend to do business with Iran, why wasn’t that intention disclosed in the proxy statement relating to the merger agreement?
Finally, you mentioned you did four new rigs in the Haynesville shale. BRNC is an onshore drilling company, ALY is not. Shouldn’t these deals have been done by BRNC? Isn’t this a corporate opportunity that should go to the benefit of BRNC shareholders and not to ALY shareholders? Since ALY is not an onshore driller, and has no experience drilling complex expensive horizontal wells in the Haynesville shale, do you really claim that this opportunity was identified completely independently of BRNC? Was management of BRNC aware of this deal, and did they help you with it?
I know you have been talking to select accounts about the proposed BRNC/ALY deal. I challenge you to a public call this week with BRNC shareholders, BRNC management, and financial advisors to discuss the proposed merger. If your argument is as cut and dry as you claim, this forum would give you a great opportunity to make your case.
Best regards, Charles Davidson — Chairman of Wexford.